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                                  EXHIBIT 21.1
                         SUBSIDIARIES OF THE REGISTRANT

ADFlex Mexico, S.A. de C.V., organized under the laws of Mexico

ADFlex Solutions Limited, organized under the laws of the United Kingdom

ADFlex Solutions FSC Inc., organized under the laws of Barbados

ADFlex Cayman Limited, organized under the laws of the Cayman Islands

ADFlex (Thailand) Limited, organized under the laws of the Kingdom of Thailand